EXHIBIT 99.1

                                 LEASE AGREEMENT


         THIS LEASE is entered into and made effective this 1st day of July, 2004, by and between 655992 B.C. Ltd., with address at 404 - 815 Hornby Street, Vancouver, B.C. V6Z 2E6 (Lessor), and W.S. Industries, Inc., with address at 2275 West 23rd Ave., Vancouver, B.C. V6L 1N3, ("Lessee").

                              W I T N E S S E T H:

         1. Lessor hereby Leases to Lessee and Lessee Leases from the Lessor, 265 square feet of cold storage space included in that certain real property situate, located and being at 7630 Winston Road, Burnaby, B.C. V5A 2H4 (the "Premises"), for a term of one (1) year, commencing on the 1st day of July, 2004, and ending at midnight on 30th day of June, 2005, for a total rental of FIVE HUNDRED CDN DOLLARS (CDN$500.00) per month, payable on the 1st day of each month, commencing on the 1st day of July, 2004.

         2. Lessee will use the Premises for conducting therein a wine and beverage cold storage area and it shall not be used for any unlawful purposes.

         3. Lessee shall not commit, or suffer to be committed, any waste upon the said Premises, or any public or private nuisance. The Lessee shall not make, or suffer to be made, any alterations of the said Premises or any part thereof, without the prior written consent of the Lessor.

         4. Lessee shall not vacate or abandon the Premises at any time during the term, and if the Lessee shall abandon, vacate or surrender said Premises, or be dispossessed by process of law, or otherwise, any personal property belonging to the Lessee and left on the Premises shall, after 30 days' prior written notice to Lessee, be deemed to be abandoned, at the option of Lessor.

         5. Lessee, as a material part of the consideration to be rendered to the Lessor under this Lease, hereby waives all claims against the Lessor for damages to goods, wares and merchandise of any person, arising from the use of the Premises by the Lessee, unless such damages arise from the negligence of Lessor.

         6. Lessee shall not conduct or permit to be conducted any sale by auction on said Premises. The Lessee shall not place or permit to be placed any projecting sign, marquee or awning on the front of the Premises without the written consent of Lessor.

         7. Lessor shall, as additional consideration hereunder, pay for all cooling expenses, gas, heat, light, power, sewer use fees, telephone service, garbage service, maintenance, real estate taxes and all other services and utilities supplied to the Premises.


         8. This Lease shall not be assignable without the written consent of the Lessor; however, such consent shall not be unreasonably withheld. In the event of a breach of this Lease by Lessee, or any of the covenants herein contained on the part of the Lessee to be kept and performed, Lessor may give

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twenty (20) days  written  notice to Lessee to cure such default or defaults and if Lessee fails to do so within twenty (20) days from the date of the mailing of such notice, addressed to Lessee at the Premises, Lessor, besides other rights or remedies it may have, shall have the immediate right of re-entry, and may remove all persons and property from the Premises. Such property may be removed and stored in a cold storage facility at any public warehouse or elsewhere at the cost of, and for the account of, Lessee.

         9. In case a lawsuit shall be brought for any unlawful detainer of the Premises, for the recovery of any rent due under the provisions of this Lease, or because of the breach of any other covenants herein contained, on the part of the Lessee to be kept or performed, Lessee shall pay to the Lessor a reasonable attorney's fee which shall be fixed by the court.

         10. All notices to be given to the Lessee may be given in writing, personally or by depositing the same in the mail, postage prepaid, and addressed to Lessee at the Premises, whether or not the Lessee departed from, abandoned or vacated the Premises.

         11. The waiver by Lessor of any breach of any term, covenant or condition herein contained shall not be deemed to be a waiver of such term, covenant or condition or any subsequent breach of the same or any other term, covenant or any condition therein contained.

         12. Any holding over after the expiration of the term hereof, with the consent of the Lessor, shall be construed to be tenancy from month to month only, and at the same rental rate and terms as set forth herein.

         13. Lessor shall, at its own cost and expense, during the term of this Lease, maintain insurance against breakage from any cause, of all windows and doors of the building, and in case any glass windows or doors of said building shall at any time or times during said term be broken, Lessor shall and will immediately afterwards replace the same with glass of equal size, thickness and quality. Lessor shall also, at its own cost, maintain fire insurance on the building and the personal property within the said Premises, including property of Lessee.

         14. Lessee agrees that it will save harmless and indemnify the Lessor from and against all loss, liability or expense that may be incurred by reason of any accident with the building, or from any damage, neglect or misadventure arising from or in any way growing out of the use, misuse or abuse of the Premises by Lessee.

         15. It is further mutually understood and agreed by and between the parties hereto, that for and in consideration of the performances of Lessee of each, every and all of the terms and provisions of this Lease agreed to be kept and performed by Lessee, Lessee shall have and hereby is granted the right to renew this Lease for the Premises for an additional period of one (1) year from and after the expiration of the term hereof, upon the same terms and conditions herein contained, save and except that the rental shall be increased by CDN $50.00 per month. Lessee shall give written notice to Lessor of intent to exercise said option to renew at least sixty (60) days prior to the termination date of this Lease.

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         16. The provisions of this Lease shall inure to and be binding upon the heirs, assigns, sublessee(s) and personal representatives of the respective parties.

         17. Lessee shall have the right to sublease the Premises to third parties, but Lessee shall remain liable for performance of the terms hereof. Lessee shall give Lessor written notice of any sublease.

         IN WITNESS WHEREOF, the parties hereto have set their hands the day and year first above written.


                           LESSOR:

         /s/ TIBOR GAJDICS
         _______________________________________________
         655992 B.C. Ltd.


                           LESSEE:

         /s/ JAMES DEMPSEY
         _______________________________________________
         W.S. Industries, Inc.



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